July 31, 2024

Dara Albright
Chief Executive Officer
Worthy Property Bonds, Inc.
11175 Cicero Dr., Suite 100
Alpharetta, GA 30022

       Re: Worthy Property Bonds, Inc.
           Post-Qualification Amendment to Offering Statement on Form 1-A Filed July 17, 2024
           File No. 024-11563
Dear Dara Albright:

       We have reviewed your amendment and have the following comments.

         Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Post-Qualification Amendment to Offering Statement on Form 1-A
General

1. We note your response to prior comment 1. Please revise your risk factor disclosure to specifically address the risks relating to the failure to file supplements or post qualification amendments disclosing the change in the rate paid on the notes, in compliance with Regulation A when required.
2. We note your response to prior comment 3. We also note your disclosure that you sold over $19 million in bonds since October 31, 2023 in your ongoing offering in reliance on the Regulation A exemption. Revise Item 6 to disclose the total number of securities, including securities issued under a qualified Regulation A offering, during the prior 12-
       month period.
Cover Page

3. Clarify that the bonds are not secured by any deposit or other insurance, and so investors may not be able to recover their interest earned, or their initial investment in Worthy
       Bonds if your business is not successful. Also, revise this section to discuss the possibility
 July 31, 2024
Page 2

       of "pauses" in redemptions if demand exceeds your available cash. Finally, indicate that affiliated bond issuers have, in the past, had to suspend bond redemptions, and the amount currently outstanding for those borrowers which cannot be redeemed.
4. Revise the cover page to specifically disclose the rate that you will pay on your bonds.
       Distinguish between the main interest rate, and any temporary increase in interest rates that you have implemented.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
20

5. We note your response to prior comment 11 that your loans have a geographic concentration in the Southeast United States. Please specify where exactly this concentration is.
Our Business, page 25

6. We note your response to prior comment 13. We note that you removed the risk factor
       titled    [y]our management team has limited experience in mortgage loan
underwriting   .
       Please inform us, with a view towards revised disclosure, why this risk factor is no longer applicable to you.
Our Business Model, page 27

7. We note your response to prior comment 16. Revise this section, or another appropriate section of the post-qualification amendment, to discuss the role of the Commitment
       Committee and disclose its membership. Also, disclose your existing policy to not grant loans to affiliates of the company.
Description of the Worthy Property Bonds
Worthy Property Bonds, page 36

8. We note your response to prior comment 17. Please clarify whether there are any instances where the interest rate on notes that are currently outstanding, or which will be issued in the offering conducted using the new post-qualification amendment, would fall below 6% APY.
9. Revise this section, consistent with your changes to the cover page, to disclose the base rate of the notes, as well as the method you might employ to temporarily pay a higher rate of interest. We note your response to prior comment 1 where you committed to updating the offering statement by filing a supplement or a post-qualification amendment to announce an increase in the interest rate, or an extension of an existing temporary increase. Tell us, when you increase the interest rate, the point at which an interest rate increase over the existing base rate would require you to file a post-qualification amendment.
10. Clarify if the total amount of Worthy Property Bonds is limited to $75 million, or if you are offering up to $75 million in the next 12 months.
       We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to
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Page 3

qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aisha Adegbuyi at 202-551-8754 or Christian Windsor at 202-551-3419
with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance
cc:   Clint J. Gage, Esq.